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                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549



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                                      FORM 11-K

                                    ANNUAL REPORT
                           PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


(Mark One):

/ / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                                          OR

/X/ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from March 1, 1997 to October 31, 1997

                                                Commission file number 001-12551

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Shepard Poorman Communications Corporation Stock Bonus Plan (formerly known as the Shepard Poorman Communications Corporation Employee Stock Ownership Plan).

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer. Gerald F. Mahoney, CEO, Mail-Well, Inc., 23 Inverness Way East, Suite 160, Englewood, Colorado 80112.

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                                 REQUIRED INFORMATION

Exhibit 23:    Consent of Geo. S. Olive & Co. LLC

Exhibit 99: Shepard Poorman Communications Corporation Stock Bonus Plan's financial statements and schedules for the eight months ended October 31, 1997, prepared in accordance with the financial reporting requirements of ERISA










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                                      SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             Shepard Poorman Communications
                                             Corporation Stock Bonus Plan

Date: May 1, 1998                            /s/ Mark L. Zoeller
                                             (Signature)












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